Filed by StoneCo Ltd.

Pursuant to Rule 425 of the Securities Act of 1933

 Subject Company: Linx S.A.

(Commission File No.: 1-38954)

The following is a transcript of communications made by StoneCo Ltd. to investors on October 29, 2020:

Operator

Good afternoon, ladies and gentlemen. Thank you for standing by. Welcome to the StoneCo Third Quarter 2020 Earnings Conference Call.

By now, everyone should have access to our earnings release. The company also posted a presentation to go along with this call. All materials can be found at www.stone.co in the Investor Relations section.

Throughout this conference call, the company will be presenting non-IFRS financial information, including adjusted net income and adjusted free cash flow. These are important financial measures for the company, are not financial measures as defined by IFRS. Reconciliations of the company's non-IFRS financial information to the IFRS financial information appear in today's press release.

Finally, before we begin our formal remarks, I would like to remind everyone that today's discussion might include forward-looking statements. These forward-looking statements are not guarantees of future performance and therefore you should not put any undue reliance on them. These statements are subject to numerous risks and uncertainties that could cause actual results to differ materially from the company's expectations. Please refer to the forward-looking statements disclosure in the company's earnings press release.

In addition, many of the risks regarding the business are disclosed in the company's Form 20-F filed with the Securities and Exchange Commission, which is available at www.sec.gov. Please note that this event is being recorded. I would now like to turn the conference over to your host Rafael Martins, Investor Relations Executive Officer at Stone. Please proceed.

Rafael Martins – Investor Relations Executive Officer

Thank you, operator and good evening everyone. Joining us here we have Thiago Piau, our CEO, Lia Matos, our COO and Chief Strategy Officer, and Marcelo Baldin, our CFO.

On today´s call, we will present our operational and financial results for the third quarter 2020 and we will be available for Q&A after our prepared remarks. I will pass it over to Thiago so he can share with you the main highlights of our performance and discuss the strategic direction we are heading to. Thiago?

Thiago Piau – Chief Executive Officer

Thank you, Rafa and thank you all for joining us today. Let me quickly share some thoughts here before we start this presentation.

First, I would like to say that I am very proud of our team that was able to adapt quickly to this new reality brought by the Covid-19 outbreak, never losing focus on the most important things for us, our clients, our people and our results. This was the toughest quarter ever in terms of execution and I think that the team surprised again with an amazing work, both in terms of organic execution and strategic evolution.

We run our business based on our strong culture, with a team of entrepreneurs who aim to change our clients' reality with better products and superior services.

By (i) having focus and a clear strategic direction, (ii) giving autonomy to this big pool of talents in whom we trust and (iii) implementing a robust management system focused on technology and execution, we were able to post a strong result in our core business while seeing powerful traction of new initiatives, such as banking, credit, software and TON. These areas, which are currently in different maturity stages in terms of their roadmap, enhance our ecosystem and are already contributing to our results.

In fact, in the past three months, TPV growth accelerated to more than 113%, with strong net addition of clients and advancements on the penetration of new solutions, resulting in record TPV, revenue and adjusted net income for a single quarter in our history.

Even though we are happy with our growth trajectory we think that we are still far from our potential and therefore we will keep investing heavily on technology, team development and channel distribution as we see ourselves still in the early days of our business.

We will keep running our business with a young, fast and small company mentality where we are passionate about customers and obsessed about details even though we already have some scale. We will continue betting on operational leverage, discipline capital allocation and people development.

Now, moving to the presentation, I would like to start on page 3 with some highlights. As we indicated in the last earnings call, the client base had a strong bounce back, with more than 63 thousand clients being added in the quarter, a number 26% higher than 1Q20. Our strong performance across segments led to a record TPV growth in the quarter, with nearly 70 billion reais being processed by Stone, representing 114% annual growth. This includes over 20 billion reais in Coronavoucher, the government's temporary financial aid to mitigate the impacts of the COVID-19, which we process mainly through our fintech-as-a-service strategy. When we exclude the Coronavoucher volumes, TPV growth accelerated, posting 48% in the quarter and 52% in September, taking us back to pre-covid growth levels.

This strong volume was followed by a substantial monetization, with an increasing quarter over quarter take rate of 1.76%, when we exclude the direct impact of the Coronavouchers, and 1.30% for the reported take rate. The combination of high volumes with healthy take rates generated a record total revenue and income of R$934mm, representing a 46% growth when we exclude other financial income, which is mainly yield on cash.

Aiming to balance our long-term growth and profitability, we increased investments in the quarter while experiencing operating leverage, which brought our adjusted net margins back to pre-covid levels, at nearly 31%, generating nearly 288 million reais in adjusted net income.

Our brick and mortar SMB operations posted a sharp recovery, with TPV growing 48% against the previous quarter and a strong penetration of additional financial solutions. We are quickly advancing in creating our complete financial platform to replace our clients’ traditional banking relationships. In September, we reached more than 357 thousand digital accounts, a 44% growth against last quarter. We also celebrated an important milestone in our credit product, which reached more than 1 billion reais in total outstanding balance, counting with healthy ROA and controlled delinquency rates.

As we mentioned in the 1Q20 earnings call, we are very well positioned to help our clients with the digitization trend, which accelerated this year. Our online TPV growth jumped to 575% this quarter, with a combination of strong cohort economics from the digital SMBs and our fintech-as-a-service platform, which counted with a tailwind from coronavoucher.

On the software front, we reached more than 340,000 subscribed clients in the quarter, with over 20% organic growth against last quarter. In addition to that, in October we invested in Questor, an ERP for accounting offices and SMBs, which brings around 6,000 clients to our base and expands our ecosystem with ERP accounting capabilities. Regarding the Linx acquisition, Linx shareholders' meeting to vote on our transaction is scheduled for November 17th, and we are very confident we have the best proposal, bringing the best outcome for Linx´s clients, team and shareholders.

TON, our solution for micro-merchants increased its client base nearly 85% quarter over quarter, reaching 65,000 clients. It is important to remember here that we are reporting TON´s client base separately and these clients are not accounted for in our active client base of 583,000 clients in acquiring. We are increasing investment in this new venture, aiming to have a complete platform to meet the needs of this specific clients with an outstanding service level backed by technology and self-service.

With the strong growth pace in our core businesses and the accelerated ramp-up of our new solutions, we are continuing our hiring activity in Q4 2020, strengthening our team in several areas, including sales and technology. For that, we are happy to count with a vast talent pool brought by over 100,000 applications for the Recruta program this year, our largest recruiting process, which aims to find the best talents in Brazil to work in different areas of the company.

Now, let´s move to page 4. We are building three highly synergistic platforms under the StoneCo umbrella:

•     The first is a financial platform for SMBs, which we are building with the hubs, our ABC platform and our incredible customer service. Here, we aim to replace merchant´s existing relationships with their banks, offering a full financial service platform with local presence, the best customer service and an amazing user experience.

•     The second is a fintech-as-a-service platform, where everything we offer for SMBs as a product, we offered as a service in an open platform with simple APIs to digital clients, large accounts, marketplaces, wallets, sub-acquirers and software partners.

•     The third is a new strategic front, where we are building a full-commerce platform available to merchants of all sizes, both for traditional retailers in the offline world who want to digitize their businesses and for digital-native players who want to quickly scale their businesses based on our software platform. We believe that the investment in Linx is the best foot forward in this third asset.

Although we see a lot of synergies between the platforms, they will have full independence, with merchants being able to use them separately, integrated with 3rd party partners if they want or to choose our combined solutions, with better value proposition.

As shown on page 5, the company posted a V-shaped recovery in the third quarter, driven by continuing economic recovery and strong execution. Our overall TPV grew almost 114%, and even excluding coronavoucher´s direct impact, we had higher growth levels than in the first quarter of the year. Also, when we exclude Coronavoucher´s impact, we see the growth accelerating every month since April, from 9% to more than 52% in September.

This robust growth is reflected in our record quarterly total revenue and income and adjusted net income, with margins bouncing back to 31%, a level that enables us to continue to invest heavily on growth.

Now, with that said, I will pass it over to Lia so she can discuss our strategic evolution and key priorities. Lia?

Lia Matos – COO and Chief Strategy Officer

Thanks, Thiago and good evening, everyone. Thanks for joining us today.

Let me start with the evolution of our financial platform for SMBs on page 6. Our client base is back to a healthy growth level, even excluding TON, with 26% more net adds when compared to the 1Q20. Looking at TPV, our growth was not only higher than in the first quarter, but also accelerated every month from April to September, when it reached 52%.

As Thiago mentioned, we continue to foster a long-term relationship with our brick and mortar SMB clients, helping them to manage their business and sell more. For that, we recently began to scale our new financial solutions. The graph on the right side of the page shows that the percentage of clients using more than payments jumped from 12% in January to 27% in September by either taking credit, being an active user of our digital banking account or both. The successful penetration of new solutions is driving a positive impact on monetization, and, despite the COVID-19 effects, we are seeing take rates in the hubs going up again.

We see plenty of opportunities to upsell our new solutions to SMB clients by offering the best customer service and simple, intuitive products at fair prices.

As we show on page 7, a huge step forward in this direction will be the full launch of our ABC platform in the fourth quarter, when we expect to migrate all our SMB clients to the platform. With this, our clients will have access to a comprehensive set of financial services through a single integrated experience, including all payments methods, prepayments, credit, wire transfers, boleto issuance and bill payments, pre-paid cards, payment links and a virtual shop. We will also enable our clients to accept PIX transactions directly on the POS, using a dynamic QR code, bringing more security and convenience to retailers.

Moving to page 8, we show our banking platform's fast ramp-up, with the number of digital accounts jumping to 357 thousand clients, nearly three times more than 1Q20, including over 88,000 merchants receiving their sales directly into a Stone digital account. In addition, due to a combination of the high engagement of digital banking clients and the initial strong traction of our fintech-as-a service platform, the number of transactions increased eightfold, with revenues jumping approximately 370% in the quarter when compared to 2Q20.

Slide 9 shows the evolution of our credit solution, which achieved a significant milestone last quarter, surpassing over 1 billion reais in total outstanding volume. More than 73,000 merchants now use these working capital loans, which they seamlessly pay by deducting a small percentage of their sales every day. Our product remains fairly conservative with a small duration of seven months and an average ticket for new loans of 19,000 reais, the equivalent of roughly a month of their TPV. We remain very focused on balancing risk and profitability, which is reflected in our relatively stable ROA and low expected losses, despite the COVID-19 impacts.

We see a huge opportunity ahead of us, and we will leverage our distribution and proprietary credit scoring model to continue to serve merchants with our working capital solutions. Also, as we have already indicated, in the coming months this operation will start to be funded with third-party capital through a FIDC structure which will allow us to limit our credit exposure while maintaining good economics.

Moving on to page 10, we show the traction of our TON initiative, our new venture to serve micro-merchants and autonomous workers. In the third quarter, we reaccelerated investments in marketing campaigns for the product, and we saw the client base grow nearly 85% quarter over quarter, reaching 65,000 clients at the end of September. The Compound Monthly Growth Rate for TPV from April to September was 40%, which shows the product's strong initial traction.

Now I want to talk a little bit about the evolution of our fintech-as-a-service business. In page 11, we illustrate the current and future capabilities of our platform and how we serve different types of clients offering financial services according to their business model needs.

First, let´s talk about the digital SMBs. Here, we enable payments as a feature embedded in commerce platforms. With a very easy setup, clients can start selling with complete abstraction of the complexity of managing online payments.

Secondly, we serve more digitally mature merchants that look for increased conversion rates through a direct integration with our platform and need the ability to customize the functionalities according to their needs. Through our APIs, it is easy for them to connect and access the features of our platform such as authorization re-trials, split payments, prepayments, chargeback disputes, reconciliation, antifraud and analytics. The combination of the capabilities of our platform enable such large clients to greatly streamline the way they manage their financial services operations, improving their productivity.

Lastly, we enable tech companies such as marketplaces, subacquirers, wallets and fintechs in general, to provide financial services to their own clients as part of their product offering in a white label manner, such as a branded POS device, white label digital account, prepayment services to their clients, among other services, which can all be achieved through simple API integrations.

The capabilities of our platform result in improved conversion rates, high availability and a complete suite of services which, simply put, leads to increase our client’s sales and success. We continue to work hard in evolving our platform to serve the evolving needs of our clients.

On page 12, we show some highlights of the results of our fintech-as-a-service business. Our online TPV jumped nearly 575% in the quarter, growing four times more than the previous quarter. There was a powerful contribution from coronavouchers volumes processed through our platform for different integrated partners such as wallets and sub-acquirers. However, even excluding the government´s program's impact, volumes grew above 76% in the quarter, four times more than the growth experienced in the 1Q20.

As we have just indicated, our digital solutions are not exclusive for large or more digitally mature players. Our platform also offers simple features to connect small e-commerces, social sellers, and brick-and-mortar SMB clients to the digital world. As the graph on the right side of the page shows, our digital SMB cohorts represent high revenue retention which speaks to the power of our business model, allowing us to grow as our clients grow and mature.

On page 13, we show our evolution in software. As you can see, in the third quarter we had strong, fully organic growth in our software client base, which increased more than 20% when compared to the previous quarter, reaching over 340,000 subscribed clients. We remain focused on helping our merchants digitize their businesses. For instance, the number of posts in our social media management solution, mLabs, grew more than 160% in just one year, reaching over fifty billion post impressions through the platform per month.

Lastly, on top of the organic growth, we are happy to welcome a new company to our ecosystem, bringing new solutions and more entrepreneurs. Questor is an ERP for accounting offices and SMBs. Their accounting clients serve more than 450,000 businesses across the whole country and process 1.5 million individual paychecks monthly.

With this strategic update I will pass it over to Rafael, who will discuss our financial results in detail. Rafa?

Rafael Martins – Investor Relations Executive Officer

Thank you, Lia. Starting with slide 14, we present our top-line evolution in the quarter. We reached 583,000 clients, excluding TON, mainly due to the strong performance in the hubs. With our brick and mortar SMB operation showing promising trends and additional investments to grow, we do expect to keep a strong net addition of clients at the end of the year, despite the seasonal effects, accelerating in 2021.

Our TPV grew 114% in 3Q20 compared to last year, reaching 69.7 billion reais. There is a significant contribution of 21.6 billion reais here of Coronavoucher volumes. Coronavoucher is a government financial aid program targeting the most vulnerable part of the population as autonomous and informal workers and people without income. Those individuals receive the amounts in a prepaid card and many of them used the card to transfer money to different digital wallets and to buy goods. So, when those digital wallets use Stone fintech-as-a service platform to process the cash-in transactions, we capture the related TPV.

If we consider only volumes apart from Coronavoucher, TPV was R$48.1 billion in the quarter, nearly 20% higher than our highest historical quarterly TPV, which had been reached in 4Q19, a seasonally stronger quarter.

Total Revenue and Income was R$934 million in the third quarter, a 39% increase year on year. Excluding Other Financial Income, which mainly comprises interest on cash, Total Revenue and Income grew 45.5% year over year.

As shown in slide 15, the massive TPV brought by the coronavouchers led to a reported take rate of 1.30% in the quarter. However, the take rate in the hubs continued to increase, contributing an additional 4bps in the take rate this quarter, resulting in a 1.76% take rate excluding the effect of coronavouchers volumes, a 2bps increase from last quarter comparable metric.

Moving to slide 16, we show our consolidated P&L and on slide 17, the evolution of our operating leverage and profitability. This quarter, we experienced a significant increase in our operational leverage, reaching record adjusted net income of 287.9 million reais. In addition to the usual adjustments in the net income related mainly to the share-based compensation program launched at the IPO, this quarter we included a R$13.5 mm effect related to Linx M&A expenses and present value adjustments related to earn-out of companies we have invested in.

Our operating costs and expenses decreased by nearly 12 percentage points from last quarter, representing 48.6% of our total revenue and income. Financial expenses declined from 9.4% to 6.9% of total revenue and income, mainly as a result of the lower base interest rate and higher efficiency.

This combination resulted in a sharp increase in our adjusted net margin, which went from 22.5% last quarter to 30.8% this quarter, and our adjusted pre-tax margin, which recovered from 29.9% in the previous quarter to 45.2% this quarter.

Now, going over in more detail to each P&L item, our Cost of Services reached 208.1 million reais or 22.3% of Total Revenue and Income in the quarter, increasing 5.5 percentage points when compared to last year. This increase was mainly due to i) higher provisions and losses, which does not include provisions for delinquency related to our credit product, ii) significant investments in technology and customer service, iii) higher card brand fees, and iv) variable compensation.

Compared to previous quarter, Cost of Services as a percentage of revenue decreased 7.5 percentage points, primarily because of i) a lower depreciation expense due to a change in the POS depreciation period from 3 years with a residual value of 30% to 5 years, with no residual value, ii) lower provisions and losses, iii) gains of scale in transaction costs, and iv) lower brand fees.

Administrative Expenses were R$106.2 million, or 11.4% of Total Revenue and Income, 0.8 percentage points higher than the prior-year period, mostly due to higher third-party services and higher personnel expenses.

Selling Expenses were R$139.5 million in the quarter, an increase of 37.3% versus last year, mainly due to higher investments in TON and variable compensation. Compared to last quarter, the line presented a 2.2 percentage points operating leverage, mostly explained by a lower average number of salespeople and severance costs accounted for in the second quarter of 2020, which were partially compensated by higher marketing investments in TON.

Financial Expenses were R$64.7 million, a decrease of 36.1%, compared with the third quarter of 2019, mainly due to the lower CDI rate, which more than compensated for the significantly higher volumes in the quarter.

Finally, on slide 18, we show our adjusted free cash flow, which was 288.6 million reais in the third quarter, over seven times our 3Q19 figure, mainly driven by a higher adjusted net income and better working capital.

With that said, operator, please open the call up to questions.

Operator

Our first question comes from Tito Labarta with Goldman Sachs.

Tito Labarta

A couple of questions. I guess, first, on the Linx, just to get the latest update, and I saw that you announced this morning that you eliminated the breakup fee and you increased the bid a little bit. Just, if you can just tell us kind of the rationale for that and kind of what's the latest that you're hearing from CADE. Do you still expect to hear from them in November?

And then on the second question, very strong growth on the TPV, obviously. But how do we think about that TPV, I guess, once the Coronavoucher goes away? So should we think of it sort of excluding that, like when does that go away? Do you think that after 4Q, then TPV should decline back to ex-Coronavoucher levels? And following up on that, if we think about the margin expansion we saw this quarter, like how much of that was related to the Coronavoucher? Like without the Coronavoucher, what would your net margin have been like?

Thiago Piau – Chief Executive Officer

Tito, Thiago here. Thank you very much for your question.

So I will start here with the Linx update. So as you said, we did two updates this morning, working together with the Board of Linx and independent board members of Linx. So we decided to waive the breakup fee in the shareholder meeting that will take place on November 17 and increase the bid by R$0.50. And the main reason here is that although we know that the breakup fee is a valid and legal instruments, and we have discussed proactively with CVM about this, we sought the opinions of B3, which is the regulated Brazilian market about the Novo Mercado rules, and we respect the opinion of B3 and decided to waive all the fines related to, or the breakup fee related to, the shareholders’ meeting on November 17, and we think that this will be very well received by the Linx shareholders.

And regarding the bids, we think that you already had – we already have had – many discussions about the process. But now we would like to turn our focus to clients, team and the roadmap of technology and projects that we have to create. And in that sense, we decided to give an incentive for the meeting to take place on November 17. And we make sure that we have the best proposal on the table, both for clients, the team, and for shareholders. So we are very, very confident in order to make sure that we can conclude the process and focus on product technology and team, we decided to put this incentive at this time. So those are the reasons for the update that we did.

Regarding growth, it's difficult to talk about COVID volume, Tito, because mainly here, we depend on the government's ability to give Coronavouchers for the population. And we noticed that now the volumes of Coronavouchers will decrease from BRL 600 to BRL 300 for the fourth quarter, and we still depend on the share of wallet of our integrated partners inside the Coronavoucher volume. So it's very difficult to say what will be the volumes. But when you see the TPV, excluding Coronavoucher volumes, we still expect to keep accelerating our growth in terms of TPV for fourth quarter. So we are very happy with the growth levers that we have. And we will continue to invest heavily on our growth, both in the hubs and in the fintech-as-a-service platform that we have built. I think that regarding margin expansions, I will pass it over to Rafael.

Rafael Martins – Investor Relations Executive Officer

Tito, Rafael here. Thank you for the question.

So when we look at the Coronavoucher volumes that we had in the third quarter, it's accretive, right, for our revenue, and it's positive for our P&L. It's not a big, big amount. So we do have, when we look to the fourth quarter, you have an effect of, in the third quarter, we still have some effect of COVID, right? Because some lower sales, for example, in the hubs versus what they could be. And when we look at the fourth quarter, I think that you should have less of the Coronavoucher volumes but also more recovery from COVID. So we don't see our margins being impacted because of lower Coronavoucher volumes. In the short term, they shouldn't change much, but that's what we are seeing in terms of margins.

Tito Labarta

Okay, great, Thiago and Rafael, and just two quick follow-ups.

First, on the Linx in terms of the – sorry, I lost track there. On the ruling from CADE, do you expect that still to happen in November? And then following up on the kind of margin, so that means – so we should think of margins as the group – your net margins as a recurring margin going forward and perhaps there's some upside as you continue to grow?

Thiago Piau – Chief Executive Officer

Tito, Thiago here back again.

I think that regarding Linx, we have to wait for the analysis of CADE. We are not worried actually about the analysis of CADE because we think that we have a complementary solution with financial products and software products that will increase the value proposition for our clients.

And, as we said, our platform, they always operate independently, and the client has the ability to choose what are the partners that they want to use integrated. So we do not expect an impact from the CADE analysis of the deal. I think that the deal is accretive for our clients and will be very well received for everyone.

I think that this process should take around 3 to 4 months. That's the time line that we are working here. And during this period, we will be planning the integration and all the projects that we can create together, respecting the rules and the guidance of CADE.

Regarding margins, Tito, we like this level of margin that we have but we are always pursuing better avenues of growth in which we can deploy our capital, both in terms of OpEx and CapEx. So if we see a way to increase the growth and if we have to give away some margins to increase growth, we will gladly do it. We have our minds focused on the growth. We think that our opportunities ahead are very big, both in terms of the whole financial platform and the fintech-as-a-service and the software one. So we think that we have healthy levels of margins. We always talked about around 30% margins. But once we have a new avenue of growth that we can deploy more energy, we will gladly do it. So that's the main rationale here.

Operator

Our next question comes from Craig Maurer with Autonomous Research.

Craig Maurer

First, could you repeat quickly the number that you gave regarding Coronavoucher expectations for the fourth quarter in terms of TPV?

Secondly, I assume you're wrapping up the work on your FIDC funding structure for credit, and we know that the credit opportunity is more than four times that in terms of revenue of the acquiring business. So how quickly do you think you can attack the SMB market, displacing the bank creditors that are already in place with those merchants?

Thiago Piau – Chief Executive Officer

Craig, Thiago here. Thank you for the great questions.

About the COVID, the Coronavoucher numbers that I just said, so in the third quarter, the amount that the government gave to the population was BRL 300 – BRL 600 per elected person, and there's a rule of the elected person. And now this amount is BRL 300 per elected person, so that's the change that happened in the government's financial aid. That's the first question.

And about the FIDC structure and how fast we can grow in credit. I think that you are looking to the right direction. The reason why we are accelerating our process of selling the credit outstanding balance to third-party capital allocator is to increase the speed in which we penetrate credit in the SMB operation. We are in the final stages of this process here, both to our own outstanding credit balance and the process operating capital of the BNDES, as we have talked about this.

So we seek to raise in the next month something around BRL 900 million to BRL one billion in additional volume to credit that we will deploy over time. So we will be very aggressive and fast in terms of scaling the credit product because this creates a lot of value to our clients. So the feedback that we are receiving from the clients are very good. So we will increase the speed in which we can penetrate the credit in our client base.

Operator

Our next question comes from Mariana Taddeo with UBS.

Mariana Taddeo

Congrats on the results.

My question is on the pace of net adds that was quite strong this quarter. Could you share with us the main reasons for that? Have you resumed the hub openings? Or was a reflection of increased productivity with salespeople returning to the hubs? How is the competitive pressure in the SME segment? Can we expect you to keep the same pace on coming quarters?

Thiago Piau – Chief Executive Officer

Mariana, Thiago here. Thank you for the question. Regarding the pace of net adds, there's 2 factors here. One is we are improving productivity in the hubs, as we said. So during the COVID outbreak, we learned how to improve productivity by changing processes and investing more in our technology in terms of operation. So I think now we have a better team and we have a better operation, and that gives better productivity levels to our sales force.

We are back at the hiring process, so we are hiring our team as fast as we can. We are now further penetrating people in the hubs that we already have so we have more operational leverage in terms of our growth. And the big surprise was the control in terms of churn that we have this quarter. So we decreased churn levels considerably when we compare to levels this quarter against the last quarter. And that's -- the 2 combined effects give us the strong net adds.

We expect net adds to work. As you can see in last year in the third quarter and fourth quarter, we have kind of the same level of net adds. So I expect to keep this trend because of seasonality that happens in fourth quarter, but we will grow aggressively the net add space throughout 2021 as was the plan for 2020. So we still have a lot of room to grow net adds.

We think that next year, we will be able to increase sales force around 60% or more. So we are deploying capital and energy to grow our hub operation as fast as we can. And we still have a lot of room to grow in Brazil with our own distribution. So for 2021 I think that we will have great results in terms of increasing the pace of net adds.

Mariana Taddeo

That's clear.

Thiago Piau – Chief Executive Officer

Thank you, Mariana.

I would just take the second question, actually, that you made about the competitive pressure. We are not seeing competitive pressure being harder than it was before. I think that now the market is much more stable in terms of competition in prices, and I think that we are not in the level of competitive pressure that we had in fourth quarter last year or first quarter this year. I think now the market is much more rational and stable. So we are not seeing any additional pressure in terms of competition.

Operator

Your next question comes from Rayna Kumar with Evercore.

Joshua Siegler

This is Josh Siegler calling on behalf of Rayna Kumar.

So I know you guys have talked in the past about the synergy possibilities with Linx. So are there any immediate or near-term synergies you hope to generate? And, if so, can you provide some color on these opportunities?

Lia Matos – COO and Chief Strategy Officer

Josh, Lia here. Thank you for the question.

So, as we have mentioned before, this was really a scope transaction. So we see a lot of strategic complementarities in this acquisition, and we see really three value generation avenues.

So the first one is our ability to penetrate the base of Linx clients with financial services, mainly acquiring in transactional banking services by integrating to our fintech-as-a-service platform.

The second is really to combine Linx's powerful set of digital assets and our fintech-as-a-service platform to offer the ability of Linx clients to go digital and have this real omnichannel experience by being able to sell, not only in the physical store, but also in digital channels, such as marketplaces, their own commerce websites or social commerce.

And the third value generation avenue is what we think is a little bit more long term, which is our ability to streamline and simplify the solutions that Linx has developed for different verticals and bring those down to SMBs and to really develop this powerful distribution model for SMBs in software, built upon the same concepts that we did with hub distribution.

So I think those are the three value creation avenues. Of course, the first one is more of a shorter-term time horizon, and the second and the third are a bit more medium to long-term time horizons.

Joshua Siegler

Great. And can you help us quantify the negative impact on take rate in the fourth quarter from the Coronavoucher and the seasonally debit heavy mix?

Rafael Martins – Investor Relations Executive Officer

Josh, Rafael here.

Yes, we have shown in our presentation the effect on Slide 15. It was around 46 bps of negative impact of Coronavoucher volumes. You had a smaller debit mix effect. And when you look at debit mix and the other effect, it's 2 bps. And we have a 4 bps positive impact from the increase in take rates from the hub, so that's the effect. We have decided to break it down because of the magnitude of it and so analysts and investors can understand the logic between the two volumes, right?

Joshua Siegler

Great. Finally, given that your marketing has become more efficient over time, do you plan on expanding that marketing in the fourth quarter?

Thiago Piau – Chief Executive Officer

Yes. So yes, what we did, we started investing marketing TON just after we launched the solution on March 1. We had to step back a little bit because of COVID impact and then we resumed those investments in marketing. So we are very careful. We are doing in different phases, but we are increasing slightly the marketing investments as we have the unit economics improving and we learn the CAC equation of that market. So as you can see, the solution is gaining more and more traction. And as it gains more traction and we see the unit economics works well – we will invest more in marketing expenses.

Operator

Your next question comes from Jamie Friedman with Susquehanna.

James Friedman

Congratulations on the results.

I'll just ask my two upfront – they're both in reference to the slide deck. So Lia, on Slide 7, you had discussed the broader rollout of the dashboard and platform. I'm just wondering what do you anticipate as the potential penetration for that? You used to give a metric about I think the number of cross-sells or the number of products that each client took. So is this part of that? That's the first one – that's Slide 7.

And then on Slide 15 – Lia, I can't – so maybe for Rafael, what – just why is it that the Coronavoucher is dilutive to the margin? Is that just a zero take rate like gateway type product? So the first on Slide 7, the second on Slide 15.

Lia Matos – COO and Chief Strategy Officer

Sure. So Jamie, I'm going to take the ABC question and then Rafael will take the next one.

So regarding the launch of our ABC platform, like we've said before, we started this year piloting this integrated solution. And the way to think about this is the following: once a client onboards onto the platforms, there is this whole set of features and functionalities that the clients can choose to use, right? And we've worked very, very hard in making sure that this solution is well fit for the client, that they like it and that they use it and the [indiscernible] onboarding and operational process is seamless. We are ready for that rollout, which is why we are on track to really fully deploy the ABC platform to all clients in the fourth quarter.

What this means is we will migrate all of our clients in the hubs to this platform. And all of new onboarding of new clients that we onboard into Stone, they were already on board onto the platform. So we have disclosed this number of the penetration, where those clients, they use a combination of those solutions within the ABC platform. Of course, once a client onboards, they can choose if they want to use just banking, acquiring, or banking, acquiring and credit.

Over time, we work hard to also upsell solutions to the same clients. So that's kind of how to think about penetration, right? Over time, we will penetrate the number of features that clients use within the platform, and we will make sure that 100% of our clients are onboarded onto that platform.

Thiago Piau – Chief Executive Officer

Lia, just to complement that, there is a great information here that we are already seeing in the clients that are using our payment solution and then who settle transaction into their Stone bank accounts and they use the prepaid card as a cash-out methods and they pay some bills and do some live transfer through the platform.

So when they use the whole cycle of the product – from the payments, to the bank account, to the credit card and paying some bills – we are now seeing a little bit more than two times take rates on those clients when you compare to the clients that use only the regular payment solution. So it's incredible to see how they become more stickiness, so the churn decrease, when they use all the solutions and the credit solution, too. And you have the NPS going up and take rates a little bit more than double the take rates that you have only on the banking platform. So that for us is a big win-win, so we are very happy to see these dynamics.

Rafael Martins – Investor Relations Executive Officer

Jamie, Rafael here.

Going to your second part of the question on Slide 15. So we, the Coronavoucher volumes, they are more similar to debit volumes. The take rate here is lower than debit because most of those volumes, they come through partners in our fintech-as-a-service platform. And that because they are larger partners, usually, the take rate is lower. But those volumes, they are accretive for us in bottom and top line. So that's an interesting demonstration of how our fintech-as-a-service platform can work and deal with big volumes. But -- and despite lower take rates, it's accretive in dollar amounts for the company. So that's why you see that big effect here is because of the nature of those volumes.

Thiago Piau – Chief Executive Officer

So just to complement, so the Coronavoucher is not a gateway type of transaction, it's an acquiring type of transaction, but the economics is comparable to the debit economics. That's why it did dilute a little bit the take rate, but it's very accretive for us. And it's important to highlight that we only disclose TPV of acquiring products. So we have more TPV of that because we have the gateways, but here, all the TPV that you're seeing, it's all acquiring TPV.

Operator

Your next question comes from Jeff Cantwell with Guggenheim Securities.

Jeffrey Cantwell

And this is a very thorough presentation. You also gave us a lot of detail in your prepared remarks today. I just wanted to circle back. Can you tell us about what you saw in terms of your net adds this quarter? Seems like the pace of recovery is happening very quickly for you. So maybe could you comment a little more on that and tell us about what's driving that? And maybe which industry those adds are coming from? Is this specific to an industry? Is it more broad-based across many industry verticals?

And then can you also help us think about how sustainable net adds are going forward? And any color there would be great. To us, it seems like you have 60% of your hubs personnel back right now. So just curious about the timing. When do you think that can get back to 100% and how that might impact the number of net adds from here? So I appreciate any comments there.

Thiago Piau – Chief Executive Officer

Jeff, Thiago here.

So regarding net adds, we have really two effects here that is driving this pace of net adds, which is increasing productivity, and we are decreasing churn levels with the company. So that's why we have this level. We have now 60%, as we said, of the hub personnel back at the streets around Brazil. We are not concentrated in any type of industry or location, the net adds coming from all the regions that we are present across Brazil. And we expect that by the end of this year, by the end of the fourth quarter, we will be back at the peak in terms of number of people in our sales force that we had prior to the COVID effect. And we will grow very fast our hub team throughout 2021, as I said.

I think that we will have at least 60% more people in our sales force that we have now with the same powerful economics that we have. So it's interesting to see that as we deploy more energy and capital in growing the hubs, we keep the same level of cost of acquisition and lifetime value of the client. And we seek to drive lifetime value up once we penetrate credit banking, the prepaid cards and the whole solution of the ABC platform that we are now rolling out. And we expect to have a 100% of our clients rolled out to this new solution until the end of the fourth quarter. So we expect to increase considerably the pace of net adds throughout 2021. That's where we are driving the company and the energy that we are putting here.

Jeffrey Cantwell

Okay. Great. And then I appreciate all your disclosures on fintech-as-a-service.

Can you maybe help us understand how that's driving your emergency platform and help us understand what those economics look like? Perhaps there's more durable customers, are they stickier? What types of products are they interested in, meaning, are those ABC customers? I just want to -- I guess I just want to understand how that piece of the strategy is enhancing the mix or enhancing the revenue opportunity that you have as a company?

Lia Matos – COO and Chief Strategy Officer

Sure, Jeff. I'm going to start here talking a little bit about how we see fintech-as-a-service strategy.

So first of all, we disclosed a little bit on the presentation how we serve clients, right? And the way that you can think about the behavior of those clients on to the platform is when we talk about the SMBs, right, the SMBs, they need a very streamlined way to accept payments in their e-commerce operations. And our platform provides that, right? And when you saw the cohorts that we displayed, what you see is that we, as we onboard clients and as they mature on their digital operations, we grow as our clients grow, so that's why we see such powerful cohort economics.

When we talk about larger clients, what we're speaking of is more the capabilities of the platform to serve to all of their business model needs. And we see this opportunity in 2 ways, right? First is the digitization trend that we are seeing now that was greatly accelerated due to COVID. We don't think it's a COVID-specific effect. We think that COVID actually accelerated the trend that was already happening in Brazil.

So now more and more consumers are looking to buy online. And as more consumers are looking to buy online, you will have more and more different players trying to establish their online operations. So merchants will want to sell, not only on the physical store, but also on online channels, be it marketplace, or their own e-commerce website or social commerce. And that trend is, for sure, will continue, and it will be strong. So that's the first big avenue of growth that we see ahead of us. And we see it as a very exciting avenue of growth.

The second is beyond retail itself, this trend of many different business models wanting to embed the fintech strategy within their strategy is also a trend that we're seeing very strongly. So not only retailers looking to grow beyond the physical store and going online or digitally native retailers establishing their digital operations, there are many different business models that want to embed financial services in their offerings. And we see these 2 very strong trends happening ahead of us, and we're very excited about that. When you think about economics, overall take rates here, when you think of an SMB client, overall take rates are higher because you see more of a relevance of credit volumes and also installments and higher duration, right?

Overall, you see this on a comparable volume basis between brick and mortar and these types of clients, take rate tend to be higher.

Thiago Piau – Chief Executive Officer

Lia, can I give my two cents here?

Lia Matos – COO and Chief Strategy Officer

Sure.

Thiago Piau – Chief Executive Officer

About the fintech-as-a-service-platform, so regarding the SMBs, in terms of distribution channels, we have really three avenues here.

So we have our lead generation that brings clients to our inbound team that close the sale by the phone. It's a direct distribution. We have self-service client that goes to our website because the brands there, they are recognized in Brazil, and then take the products on a self-service mentality. And we have partnership with e-commerce platform in which they help us to distribute our financial solutions to their client base and we have a partnership with them that works pretty well. And we have several partnerships with e-commerce platforms here in Brazil.

And in the SMB, what's interesting to see is actually this market, the online SMB, this market is growing a lot, so if they have more digital-native clients starting. Those clients, the unit economics are very powerful because as time goes by, you have more revenue per client because they grow and you grow alongside with them. And the take rates in the digital area is bigger than the take rates in the hub. So that's very promising. We didn't start to offer credit product to the SMB clients in the digital space yet, but we are piloting now. So we are seeing the whole economics of the credit in the SMB clients in digital, and we expect to roll out the credit solution for them soon.

When we talk about the big integrated partners in wallets, marketplaces and all the big players that want to use our solutions on a white label manner, here, we still have a very, very big potential because we built our solution based on modules. So they have many type of features that they use to increase conversion rates to manage chargeback disputes, antifraud solutions, split payments and split settlements because you can split the transaction in 2 payment methods, or you can take one transaction in split in 2 different settlements and prepay separately. So there are many functionalities that we built to serve them. And I think that by the credibility that we have built with our partners, I think that now, they trust us to use our banking-as-a-service, too. So we can help them with white label accounts in order for them to offer wire transfer, pull it to payments, pull it to issuance and all the banking solutions to their clients using us as a white label manner.

And I think that soon, we will be able to offer credit as a service for them, too, in terms of credit scoring, collections and all the functionalities that helped us just to have the strong economics that we have in the hub, so we will be able to disclose to them part of that as a service, too.

So we really believe in the growth avenue of the fintech-as-a-service-strategy. We decided to integrate our gateway PSP and core platforms into one single team, and I think that now our solutions are even stronger, and the market is growing fast because of the COVID trend and the digitization in Brazil. So very excited with this opportunity.

Operator

Your next question comes from Mario Pierry with Bank of America.

Mario Pierry

Congratulations on your results.

I have two questions. First one is on TON. You're showing very strong growth. But I was wondering if you are planning on providing financials for us on TON anytime soon, when do you expect TON to breakeven? Just so that we can monitor how the performance has been going, right? Because the growth seems very good, but I was just wondering how is TON performing based on your expectations?

And my second question is related to all the regulatory changes taking place in Brazil. With PIX becoming operational now in November, we have the receivables platform as well. Can you just remind us of your expectations from all these regulatory changes, how they should be impacting your business?

Rafael Martins – Investor Relations Executive Officer

Mario, Rafael here. Thank you for the question.

Yes, as you mentioned, TON is getting more traction now. I think that's still very small compared to the overall size of the company. I think when it gets more representative, we'll provide more details or breakdown. And just a reminder here that TON is contributing negatively to the bottom line at this moment. So we do have investments in that solution in our P&L. But still very small. So we have 65,000 active clients in the third quarter. Of course, the average TPV here is much smaller than the SME space, as you can see by other players in the market. So as it gets more relevant, we'll provide you more detail.

Regarding your second question, Lia will take it, so Lia, thank you.

Lia Matos – COO and Chief Strategy Officer

Mario, I'm going to start talking about the registry receivables and then I'll talk a little bit about PIX.

So first, as we've said before, right, the way that we see this regulatory evolution is that this opens up a vast opportunity for us in terms of addressable market for prepayment and credit because we will be able to offer our clients prepayment and credit based on their full receivables agenda, right?

And in terms of our business model and how we plan to capture this opportunity, I think there's two things. First of all, we really believe that only distribution will be a big differentiating factor because once we obtain our clients' consent, be it through our customer relationship team, our distribution or even digitally through the platform, we will be able to offer them these products in the same way that we do today, but looking at a much higher addressable market, right?

So our product is ready to do that. Our business model is really fit for this opportunity. Operationally speaking, we don't know yet, but the expectation is that it go live soon, right, November 3. And we will be ready once it goes live on November 3. So our team is working very hard and we are fully ready for that go live.

Talking a little bit about PIX, I think the way we see PIX is the following. So PIX has 3 main use cases, right? The first is the use case regarding substituting wire transfers, the second is alternative to debit transaction, and the third is alternative to boletos, right? When PIX goes live, it's more likely to substitute use cases regarding wire transfers and debit transactions, and we see this opportunity in two main ways.

When you look at our SMB clients, we will enable our clients to accept PIX as a payment method directly in their POS machine through our dynamic QR code, which for them greatly improves the transaction security, right?

And this will be a very simple and streamlined process because they can -- a simple setup within minutes in the POS machine or in the ABC dashboard, they can be ready to accept payments. PIX as a form of payment. And we will reconcile this as a form of payment, just like we do with credit and debit and all of the other payment methods.

So we will enable our clients to accept PIX. And on the other hand, we see an opportunity in the context of our fintech-as-a-service strategy to offer PIX transactional services for indirect players in the market, given that we are a direct player who directly integrates to the Central Bank infrastructure.

Regarding the economics, we will apply market rate, but we believe that the economics in these transactions will be preserved according to whatever the use case is. So we believe that the economics will be preserved and we will apply exactly whatever the market rates turn out to be.

Thiago Piau – Chief Executive Officer

Mario, can I add some topics here very quickly?

Lia Matos – COO and Chief Strategy Officer

Sure.

Thiago Piau – Chief Executive Officer

So, about the registry of receivable, the direction of the Central Bank is that everyone should be ready on November 3, right? So we are ready. So we'll be 100% ready for what the Central Bank has asked everyone. But we are seeing that some players may not be ready. There is some discussion about a potential delay. Let's see. I think that the registry of receivable is a good opportunity for whole society, both clients, new players, everyone, because at the end of the day, makes all the process more efficient.

So I think that by having the registry of receivable, we will have a better avenue of growth to provide credit for our clients that still don't use our payment solution with the same level of security and NPLs that we have today. So we're very excited about this. We can't wait to see the registry of receivable happening. We made all our product offering in our operation to take advantage of that, and we think that presents a big evolution of the industry and a big improvement in terms of how you deal with collaterals and credit based on collaterals.

Regarding PIX, I think that there's a question about the take rate of PIX and pricing of PIX. So we're having right now is that we will simply follow the market. So we will see what the product to the market we will use, we will simply follow the market. But at the end of the day, as Lia said, we have 3 different applications here. So PIX as a debit-like type of transaction. So what we expect is that you have a debit transaction without interchange, so part of that economic should be moved to the merchant. The margin in acquirer should be the same, so that's what you expect. But let's see what will be the average standard in terms of pricing in the market. You have PIX as a wire transfer, and that should be a wire transfer, cheaper to do because the SPI infrastructure provides, as a resource, a better infrastructure and cheaper transaction.

So that should decrease the price of wire transfer. And I think that you have the third application that should be pretty much like the boleto and you can put a due date in the future. But we still have to see how it will work with interest rates and fines that you can pay – put into the clients and pay, and things like that. But that should be a boleto like transaction, but now for every company authorized it to work by the Central Bank.

So I think the economics should be in line with the marketing of those three applications, but we will wait and see how the market will behave and we'll simply follow in terms of pricing.

Operator

Your next question comes from Neha Agarwala with HSBC.

Neha Agarwala

My first question is on Linx. Today, you revised some of the agreements, but the breakup fee, if the transaction does not go through as a shareholders' meeting, is still there. And some market participants have been saying that this is somewhat high, it's about 7% of the deal value. So why not reduce or completely do away with this breakup fee and make the transaction even more lucrative for the Linx shareholders, which will probably make it more difficult for them to reject your offer? Your thoughts on that would be appreciated.

My second question is on revenues. Could you give us some sense of how much of your total revenue is generated from non-acquiring business? Last quarter, you gave us a sense of how much do you get earned from your software in terms of revenue. So any color on acquiring the share in your total revenue would be helpful.

And the last question is on churn. You mentioned that churn has reduced dramatically versus last quarter. But how is churn behaving versus last year? And what is the reason for an increase or decrease in churn versus last year?

Rafael Martins – Investor Relations Executive Officer

Thank you, Neha. Rafael here. Thank you for the question.

So regarding your first question on Linx, what we announced today is that we are waiving the breakup fee of BRL 112 million in Linx shareholders’ meeting if they do not approve some transactions. So Linx shareholders, if they decide not to go with Stone transaction, there's no burn on Linx on that. What we kept is if there is a concurrent offer approved after that, the breakup fee is maintained, right?

So, and just remember that we understand that the breakup fee that was there and is there, the one that remains is valid and legal. So we expect to spend over BRL 270 million in the transaction overall, including the follow-on expenses. But we decided to go, as Thiago mentioned, to have the 17th discussion. So the shareholders of Linx will have no breakout fees if they vote against our transaction.

Regarding the second part of your question on revenue, we are seeing an increase in trends in terms of penetration of new solutions. As we've shown in the SMB, the 27% of number of clients in the SME with financial solutions. If we look at the software, for example, we have mentioned in the previous quarter that we had over BRL 100 million of pro forma revenue, and that means – the pro forma means that as if we own 100% of the companies that we invest in, which is not the case. We can sometimes invest a 20%, 30% stake in those companies, so we don't necessarily consolidate those.

If we look at financial solutions, we also see an increase in penetration. And we expect to impact over the coming years, of course, that to be more and more relevant. And as it gets more and more relevant, we might discuss disclosures and additional disclosures for you guys.

Regarding your third question on churn, we saw a decrease in churn, both on a quarter-over-quarter and also on a year-over-year basis. So I think that some of the reasons that we believe it might happen is new solutions, as Thiago mentioned, contributed to the reduction of churn, and we do have a statistical analysis that showed that this trend reduces in all the solutions and especially when they are combined.

So as our customer service in the SME keeps very important as well, the new solution. So we believe that over time, we'll have stickier and stickier solutions, not because, of course, we are sort of locking the clients, but because they are opting for our combined solution and integrated experience.

Operator

Your next question comes from Domingos Falavina with JPMorgan.

Domingos Falavina

Congratulations in the high-quality results.

I had a question, I think, I guess, is more accounting-wise. You guys had a very, very strong financial income result BRL 460 million booked as financial income. And again, I haven't had the time to really go through in detail the full release. So I apologize if there is data on that. But anyway, like you have BRL 460 million and BRL 27 million on the financial income. You have two operations that I'm aware of – one is the prepayment of performed sales, which there is no credit risk and you have the credit operation, right, which does bear credit risk. I would like the breakdown of this financial income, how much stems from the traditional prepayment? How much stems from credit-related operations?

And if you could, as a second portion of this answer, just explain to us a little bit how it works, this credit. So in example, you originate usually around 30% a year. You set aside this provisions 5%, 7%. We've been having a hard time here looking at the asset quality of that. And the last one, I'm sorry for [indiscernible] you did mention you plan on securitizing this loan book in a few months. How do you plan the credit risk will be within the security? So like let's assume you get back to the full BRL one billion. And like you plan on taking 20% of the total, 80%? What' the barrier of your first losses? Is it like a senior bond? Junior bond? Or proportional losses? Just to understand a little bit, given the obvious concerns around asset quality nowadays.

Rafael Martins – Investor Relations Executive Officer

Hi, Domingos. It's Rafael here. Thank you for the question.

Yes, so if we look at the financial income revenue line, we do have the prepayment operation and the credit revenue there. If you look at the BRL 27 million that you mentioned in other financial income, this is mainly comprised of interest and cash. So basically, we -- the BRL 460 million is those 2 line items. The credit revenue is increasing. As you can see, of course, the majority of this is prepayment and that prepayment is much more relevant still. But I think that the credit is also helping us in the hubs to gain traction in that line. And if you look at interest rates in Brazil going down year-over-year, like 2/3, and we still were able to grow that financial income line.

We do intend to fund the credit in the future, mostly with third-party funding, as we mentioned. So we already have FIDC in place that now, today, Stone is the only investor there. And I think it will be pretty much just the same structure we did in prepayment back in the past, right, where Stone keeps investing in the FIDC, and you have senior quota holders having senior quotas of that fund.

So we started that process just before COVID and we held it back. And we believe that soon, we'll have more of the third-party funding there, as Thiago mentioned. Besides that, we also have the NDF that could lead up to BRL 500 million of funding. So I think here that this is a -- we mentioned, I think it was in the last presentation regarding the deal with Linx. We provided a little bit of detail about our TAM. And when we look at the TAM in the credit space, only consider SMEs is a huge market. So we believe we have like 1%, 2% of market share in the business of providing funding to SMEs. And I think that also, as Lia mentioned, we are putting this together in a fully integrated platform, which is the ABC platform. I mean, with a friendly dashboard, integrated solution stack, we see a big potential here.

And just to your question regarding the risk, when we account for credit revenue, we – the revenue is already netted of expected delinquency. So we do take into consideration the credit risk of clients already, and it's already netted into our revenue.

And also, if you look at our balance sheet, the credit that we have there, it's already booked at fair value that already factors in the risk that we have in that portfolio.

Domingos Falavina

Perfect that you mentioned that, actually. I don't want to go that deep.

But if I actually look at that for September, the FIDC looks the book value at BRL 4.555 billion with the fair value of BRL 4.479 billion. It's as if you're carrying an embedded loss, the difference between [indiscernible]. Is that the provision? Is that an expected loss because of the crisis? Why is there difference?

Rafael Martins – Investor Relations Executive Officer

Yes, so this is the liability part. So the FIDC, this is the part of the senior quotas, Domingos, that we have in the balance sheet. This is like a debit like FIDC, right? It's not related to the credit portfolio, right? So this is not related to delinquency or anything like that. This is basically the senior quota holders part of our FIDC that we recognized as a liability in our balance sheet, just like as a debt, right?

Domingos Falavina

Okay. Well, I just like to.

Thiago Piau – Chief Executive Officer

Domingos, so just let me help you with some real information here.

So we have two separate FIDC structure. One is the FIDC in terms of account receivables, that we sell account receivables and it takes the money to do prepayments, right? And I think that when you are talking about the numbers that you said about the BRL 4 billion, you are talking about the FIDC made for prepayments. What Rafael was saying before with the FIDC structure to fund the credit. So it's a whole different FIDC, but we intend to use the same type of mentality in which we generate the outstanding balance and then we sell this to the market. I think that we can't talk too much, unfortunately, about this because now we're in a quiet period moment about this structure. But after we conclude the raising capital process, we can give much more detail about rating process, all disruption and everything that goes on.

I think that the main data that we have disclosed to you, and I think it's the best way to see is the outstanding balance, which is around BRL one billion or BRL 1.1 billion, we have the ROA, which is basically the rate less the NPLs on a monthly basis. And you have the duration that we have disclosed to you. So those are the main lines.

And as Rafael said, when we book the revenue, we book it at a fair value, and we have expected delinquency rates. So once we raise the capital with the market, we don't expect to have any type of impact in our revenue in the way that we account for that. And that should happen in the coming months, will be shortly. So once we complete the process, we can give you much more information about the whole structure of the fund, the risk profile and the rating and all that.

Domingos Falavina – JPMorgan Chase & Co, Research Division

Congrats again on the call. It's just this is gaining a bit of share, and it's a big upside, and the disclosure is a bit different than what we're used to and given obviously COVID all that, the more we could see [indiscernible] I think would make it more clear to us. But again, congrats.

Operator

Your next question comes from Victor Schabbel with Bradesco BBI.

Victor Schabbel

Well, congratulations on changing the terms for the transaction with Linx. I think it improved again the level of corporate governance related to the transaction. So this is pretty much welcome from our side.

I have just a couple of follow-ups, if I may. One on Domingos' questions. Would you guys come out and obviously, you probably will, but with more information about the FIDC for credit transactions, not for the receivables, but for the credit itself or the loan. About, for example, the new level of subordination, right? So for us to have a spend on what it should be. So when do you guys think you could come out with these type of information for us to get a sense on how you guys are viewing a structure to leave investors comfortable, fixed income investors, right, with a minimum level subordination of x percent or whatever. This is one question.

And the second question is – I was, I would say, positively surprised by the fact that you guys captured a lot in terms Coronavoucher volumes during the quarter, right, way ahead of some of the other peers. And I would like to understand whether this came from, entirely from your guys, right? So I mean, directly from your POS or if there is a big chunk. If you can just give some color, not a lot, but give some color, if it came from some partners like sub-acquirers, right? So just trying to get a sense from where it came from, if it was done really capturing a big chunk of the Coronavoucher payment in the period? Or if there is some greater capital [indiscernible] into the sub-acquirers you guys work with?

Rafael Martins – Investor Relations Executive Officer

Hi, Schabbel. Rafael here. Thank you for the question.

Regarding your first question on the FIDC debt subordination, we can't talk much. As Thiago said, the subordination should be very low, right, but there is some, right? But as soon as we are able to provide more details on that, we'll definitely do it, and we can follow-up with you in more detail.

Regarding your second part of the question, the Coronavoucher, the biggest part of the Coronavoucher volume that we have in our TPV, it is really coming from our fintech-as-a-service platform, so through partners. And we have a small volume in the hubs. But the biggest part is through our fintech-as-a-service platform. So, and also just to be clear that when there is the cash in a partner or in a wallet in a digital account with the prepaid card, that's where we transact and we capture that part of the TPV. And that's why we are able to separate it and disclose it to you guys.

Operator

There are no questions at this time. This concludes the question and answer session. I will now turn over to your host for final considerations.

Thiago Piau – Chief Executive Officer

Hi, everyone. Thank you all for the great questions this quarter. We are very happy to see the level of engagement of our team, the energies here, and see you next quarter. Bye bye. Thank you.

Operator

The conference has now concluded. Thank you for attending today's presentation. You may now disconnect.

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This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of the U.S. Securities Act of 1933, as amended, or an exemption therefrom.

Additional Information and Where to Find It

In connection with the Transaction, Stone and Linx have filed relevant materials with the SEC including a registration statement of Stone on Form F-4. The Form F-4 contains a prospectus and other documents. INVESTORS AND SECURITY HOLDERS OF STONE AND LINX ARE URGED TO READ THE FORM F-4 AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT STONE, LINX AND THE TRANSACTION AND RELATED MATTERS. The Form F-4 and all other documents filed with the U.S. SEC in connection with the Transaction will be available when filed, free of charge, on the U.S. SEC’s website at www.sec.gov. In addition, the Form F-4 and all other documents filed with the U.S. SEC in connection with the Transaction will be made available, free of charge, to U.S. shareholders of Stone on Stone’s website at http://www.stone.co.

FORWARD LOOKING STATEMENTS

This communication contains certain statements that are “forward-looking” statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934. Words such as “anticipate”, “believe”, “continue”, “could”, “estimate”, “expect”, “hope”, “intend”, “may”, “might”, “should”, “would”, “will”, “understand” and similar words are intended to identify forward looking statements. These forward-looking statements include, but are not limited to, statements regarding the Transaction. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this communication. For example, the expected timing and likelihood of completion of the Transaction, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the Transaction that could reduce anticipated benefits or cause the parties to abandon the Transaction, the ability to successfully integrate the businesses, the occurrence of any event, change or other circumstances that could give rise to the termination of the agreements relating to the Transaction, the risk that the parties may not be able to satisfy the conditions to the Transaction in a timely manner or at all, risks related to disruption of management time from ongoing business operations due to the Transaction, the risk that any announcements relating to the Transaction could have adverse effects on the market price of the shares of Stone or Linx, the risk that the Transaction and its announcement could have an adverse effect on the ability of Stone and Linx to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers and on their operating results and businesses generally, the risk that problems may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected, the risk that the combined company may be unable to achieve cost-cutting synergies or it may take longer than expected to achieve those synergies, and other factors. All such factors are difficult to predict and are beyond Stone’s control, including those detailed in Stone’s annual reports on Form 20-F and current reports on Form 6-K that are available on its website at http://www.stone.co and on the SEC’s website at http://www.sec.gov. Stone’s forward-looking statements are based on assumptions that Stone believes to be reasonable but that may not prove to be accurate. Stone undertakes no obligation to publicly release the result of any revisions to any such forward-looking statements that may be made to reflect events or circumstances that occur, or which we become aware of, except as required by applicable law or regulation. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.